

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 8, 2009

Mr. Jerry M. Brooks
Chief Financial Officer
Dril-Quip, Inc.
13550 Hempstead Highway
Houston, Texas 77040

> **Re:** **Dril-Quip, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-13439**

Dear Mr. Brooks:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief